Exhibit 3.3

State of Delaware

Secretary of State

Division of Corporations

Delivered 11:07 AM 06/12/2012

FILED 11:01 AM 06/12/2012

SRV 120728243 – 3320635 FILE

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ALEXZA PHARMACEUTICALS, INC.

ALEXZA PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST:                The name of the corporation is Alexza Pharmaceuticals, Inc. (the “Corporation”).

SECOND:            The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was December 19, 2000 under the name “FaxMed, Inc.”

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Restated Certificate of Incorporation, as amended, as follows:

1.          Article IV, Section A of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

“A.        This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares, which the corporation is authorized to issue is two hundred five million (205,000,000) shares. Two Hundred Million (200,000,000) shares shall be Common Stock, each having a par value of $.0001. Five million (5,000,000) shares shall be Preferred Stock, each having a par value of $.0001.

Effective as of 5:01 p.m., Eastern time, on the date the Certificate of Amendment that includes this paragraph is filed with the Secretary of State of the State of Delaware, each ten (10) shares of this corporation’s Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.0001 per share, of the corporation. No fractional shares shall be issued as a result of such combination and, in lieu thereof, the corporation shall pay to the holder of any such fractional share an amount in cash equal to such fraction multiplied by the closing sale price of the corporation’s Common Stock as reported on the Nasdaq Global Market on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOURTH:             Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, ALEXZA PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this 12th day of June, 2012.

ALEXZA PHARMACEUTICALS, INC.

By:/s/ Thomas B. King
Thomas B. King
President and Chief Executive Officer